Exhibit 9

British American Tobacco p.l.c.
(“the Company”)

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

The Company has been notified by Computershare Investor Services PLC that on 4 February 2026 the following persons discharging managerial responsibilities acquired the following ordinary shares of 25p each in British American Tobacco p.l.c. as a result of the reinvestment of dividend income on shares held in a Computershare Nominee Account (“Share Plan Account”).

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javed Iqbal
2	Reason for the notification
a)	Position/status	Interim Chief Financial Officer and Director, Digital and Information
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Acquisition of shares as a result of the reinvestment of dividend income on shareholdings in Computershare’s Share Plan Account.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£45.6229	205

d)	Aggregated information - Aggregated volume - Price	205 £9,352.69
e)	Date of the transaction	2026-02-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Fred Monteiro
2	Reason for the notification
a)	Position/status	Regional Director, Americas & Europe
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Acquisition of shares as a result of the reinvestment of dividend income on shareholdings in Computershare’s Share Plan Account.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£45.6229	699

d)	Aggregated information - Aggregated volume - Price	699 £31,890.41
e)	Date of the transaction	2026-02-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	David Waterfield
2	Reason for the notification
a)	Position/status	President and CEO, Reynolds American Inc.
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Acquisition of shares as a result of the reinvestment of dividend income on shareholdings in Computershare’s Share Plan Account.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£45.6229	437

d)	Aggregated information - Aggregated volume - Price	437 £19,937.21
e)	Date of the transaction	2026-02-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	James Murphy
2	Reason for the notification
a)	Position/status	Director, Research and Science
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Acquisition of shares as a result of the reinvestment of dividend income on shareholdings in Computershare’s Share Plan Account.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£45.6229	2

d)	Aggregated information - Aggregated volume - Price	2 £91.25
e)	Date of the transaction	2026-02-04
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Nancy Jiang
Date of notification: 06 February 2026